September 26, 2007
Mr. Larry Spirgel
Securities and Exchange Commission
Washington, D.C. 20549
RE: Loral Space and Communications, Inc.
Forms 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
   File No. 1-14180
Dear Mr. Spirgel:
Set forth below are the responses by Loral Space & Communications Inc. (“Loral,” the “Company,” “we,” “our” and “us”) to the Staff’s letter of comments dated September 14, 2007, related to the above referenced document. The Staff’s comments are repeated below and are followed by our responses.
Form 10-K for the year ending December 31, 2006
Note 3. Basis of Presentation Revenue Recognition, page F-13
1. Explain to us how you determine whether your customer arrangements contain a lease. We refer you to the guidance in EITF 01-8.
Company Response
Management believes that its customer arrangements for fixed satellite services contain leases pursuant to the provisions of EITF 01-08. Our customer arrangements identify a physically distinguishable portion of the satellite and confer to the customer the exclusive right to use that equipment, and accordingly the arrangements qualify for lease accounting in accordance with EITF 01-8. Our customer arrangements for fixed satellite services generally provide our customers the use of specifically identified satellite capacity for a specified period. The customer arrangements specify the specific satellite transponders that are to be utilized to provide the contracted services. Each transponder has specific frequencies that enable private transmissions and changing to different transponders on the same satellite can only be done with customer acceptance and advance preparation by the customer. Our satellites have multiple transponders in each band (see chart on page 6 of our 2006 Form 10-K).

Paragraph 6 of EITF 01-8 states that “..........arrangements that identify a physically distinguishable portion of property, plant or equipment are within the scope of this issue.”
As noted above, the transponders to be utilized are specifically identified in the customer arrangement and require different frequencies and ground settings. The identification of the transponder allows our customers to broadcast signals to the specific transponder. A customer would be required to reprogram its broadcasting signals to utilize an alternative transponder.
Paragraph 10 of EITF 01-8 states that:
10. Although specific property, plant, or equipment may be explicitly identified in an arrangement, it is not the subject of a lease if fulfillment of the arrangement is not dependent on the use of the specified property, plant, or equipment.  For example, if the owner/seller is obligated to deliver a specified quantity of goods or services and has the right and ability to provide those goods or services using other property, plant, or equipment not specified in the arrangement, then fulfillment of the arrangement is not dependent on the specified property, plant, or equipment and the arrangement does not contain a lease.  A warranty obligation that permits or requires the substitution of the same or similar property, plant, or equipment when the specified property, plant, or equipment is not operating properly does not preclude lease treatment.  In addition, a contractual provision (contingent or otherwise) permitting or requiring the owner/seller to substitute other property, plant, or equipment for any reason on or after a specified date does not preclude lease treatment prior to the date of substitution.
Our customer arrangements are dependent on the use of the specified portions of the satellite. Additionally, our arrangements may provide for alternative capacity arrangements in the event of a transponder or satellite failure. Pursuant to the guidance of paragraph 10, lease accounting would not be precluded as the substitution is similar to the fulfillment of a warranty obligation, as discussed in paragraph 10.
Paragraph 12(c) of EITF 01-8 states:
12.     An arrangement conveys the right to use property, plant, or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant, or equipment.  The right to control the use of the underlying property, plant, or equipment is conveyed if any one of the following conditions is met:
(a. and b. not presented herein)
c.     Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.
Our customer arrangements for fixed satellite services provide our customers the exclusive right to use the designated transponder capacity at a fixed rate per billing period, regardless of the volume of their satellite transmissions that are broadcast during the period.
2. With a view towards expanded policy disclosure, explain to us how you determine if a long-term lease qualifies for the sale of transponder capacity as compared to an operating lease. Please refer us to the accounting literature that you are relying upon as the basis for your accounting policy.
Company Response
In determining if a long-term lease qualifies for the sale of transponder capacity, management considers the criteria of SFAS 13. Specifically, in evaluating its lease arrangements, management considers if any one of the criteria of paragraph 7 of SFAS 13 is met and if both criteria of paragraph 8 are met. If such criteria are met, we classify the lease as a sales-type lease. If the lease does not meet those criteria it is classified as an operating lease. We do not regularly enter into sales-type leases but on a very infrequent basis will enter into such arrangements to accommodate customer or regulatory requirements.
Paragraphs 7 and 8 of SFAS 13 state:
7.     The criteria for classifying leases set forth in this paragraph and in paragraph 8 derive from the concept set forth in paragraph 60.  If at its inception (as defined in paragraph 5(b)) a lease meets one or more of the following four criteria, the lease shall be classified as a capital lease by the lessee.  Otherwise, it shall be classified as an operating lease.
a.     The lease transfers ownership of the property to the lessee by the end of the lease term (as defined in paragraph 5(f)).
b.     The lease contains a bargain purchase option (as defined in paragraph 5(d)).
c.     The lease term (as defined in paragraph 5(f)) is equal to 75 percent or more of the estimated economic life of the leased property (as defined in paragraph 5(g)).  However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.
d.     The present value at the beginning of the lease term of the minimum lease payments (as defined in paragraph 5(j)), excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the excess of the fair value of the leased property (as defined in paragraph 5(c)) to the lessor at the inception of the lease over any related investment tax credit retained by the lessor and expected to be realized by him.  However, if the beginning of the lease term falls within the last 25 percent of the total estimated economic life of the leased property, including earlier years of use, this criterion shall not be used for purposes of classifying the lease.  A lessor shall compute the present value of the minimum lease payments using the interest rate implicit in the lease (as defined in paragraph 5(k)).  A lessee shall compute the present value of the minimum lease payments using his incremental borrowing rate (as defined in paragraph 5(1)), unless (i) it is practicable for him to learn the implicit rate computed by the lessor and (ii) the implicit rate computed by the lessor is less than the lessee’s incremental borrowing rate.  If both of those conditions are met, the lessee shall use the implicit rate.
8.     From the standpoint of the lessor, a lease involving real estate shall be classified as a sales-type lease only if it meets the criterion in paragraph 7(a) as appropriate under paragraph 6(b)(i).  Otherwise, if the lease at inception meets any one of the four criteria in paragraph 7 and in addition meets both of the following criteria, it shall be classified as a sales-type lease, a direct financing lease, a leveraged lease, or an operating lease as appropriate under paragraph 6(b).  If the lease does not meet any of the criteria of paragraph 7 or both of the following criteria, the lease shall be classified as an operating lease.
a.     Collectibility of the minimum lease payments is reasonably predictable.  A lessor shall not be precluded from classifying a lease as a sales-type lease, a direct financing lease, or a leveraged lease simply because the receivable is subject to an estimate of uncollectibility based on experience with groups of similar receivables.
b.     No important uncertainties surround the amount of unreimbursable costs yet to be incurred by the lessor under the lease.   Important uncertainties might include commitments by the lessor to guarantee performance of the leased property in a manner more extensive than the typical product warranty or to effectively protect the lessee from obsolescence of the leased property.  However, the necessity of estimating executory costs such as insurance, maintenance, and taxes to be paid by the lessor (see paragraphs 17(a) and 18(a)) shall not by itself constitute an important uncertainty as referred to herein.
Loral Skynet’s customer arrangements for fixed satellite services do not transfer ownership of the property, nor do they contain bargain purchase options. Accordingly, the criteria of paragraphs 7(a) and 7(b) are not met.
The lease term for purposes of the 75% test of paragraph 7(c) is the noncancelable lease term. Generally, our customer arrangements for fixed satellite services include termination provisions that permit the customer to terminate the arrangement upon payment of a termination fee equal to one-year of lease payments. A one-year termination liability is not a significant deterrent to canceling a lease that can have a term of up to 18 years. Paragraph 22 of SFAS 98 specifies that “only if a lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall [the lease] be considered ‘noncancelable’”. Because our leases are, in effect, cancelable, they do not meet the paragraph 7(c) test that the lease term is at least 75% of the economic life of the asset, nor do they meet the paragraph 7(d) test that the present value of the minimum lease payments equals or exceeds 90% of the fair value of the leased property. Paragraph 22 also specifies that a “lease that is cancelable only upon the occurrence of some remote contingency......shall be considered noncancelable.” Our leases can generally be terminated upon the failure of the transponder or the satellite (or the customer may agree to replacement capacity, which is an additional cost to us). While satellite and transponder failures are not usual events that occur in the satellite business (accordingly they are not considered probable) they are reasonably possible. This also makes our customer arrangements cancelable. Accordingly, the criteria of paragraphs 7(c) and 7(d) are not met.
As a result of the criteria in paragraphs 7a., b., c., and d. not being met, an evaluation of the criteria in paragraph 8 is not applicable for the vast majority of our customer arrangements for fixed satellite services. However, in those infrequent situations where we have entered into a sales type lease, we also consider the criteria in paragraph 8, as follows.
The two criteria in paragraph 8 of SFAS 13 (as amended by paragraph 7 of SFAS 26 and paragraph 22(f) of SFAS 98) must be met to treat a lease as a sales or financing type lease. Collectibility of the minimum lease payments must be reasonably predictable and there can be no important uncertainties surrounding the unreimbursable costs yet to be incurred by the lessor under the lease. Neither of these criteria is met by our customer arrangements for fixed satellite services. The majority of our lease contracts provide that, in the case of a transponder or total satellite failure, the customer is generally relieved of future payment requirements. Thus revenue will stop or we will be required to incur significant costs to provide alternate capacity, generally by providing capacity on an alternate transponder or satellite, which could result in the Company being required to lease capacity from independent third parties.
As a result of cancellation provisions and the resulting effects on determining the ultimate amount to be collected, all of our leases would be treated as operating leases, except where the risks of loss with respect to identifiable transponders are passed to the customer and the provisions of SFAS 13 regarding assessment of collectibility and uncertainties regarding the amount of unreimbursable costs yet to be incurred are eliminated. An overall intent of SFAS 13, as stated in paragraph 103, is that a lessor should treat a lease as a sale or financing when the lease “transfers substantially all of the benefits and risks incident to the ownership of property.” In the case of substantially all of our leases, this transfer has not incurred.
Prospectively we will modify the revenue recognition disclosure in Note 3. Basis of Presentation as follows (changes indicated by italics):
Lease contracts qualifying for capital lease treatment, typically based, among other factors, upon the term of the lease and the transfer of substantially all of the benefits and risks incident to the ownership of the transponder or satellite, are accounted for as sales-type leases. For sales-type lease transactions, we recognize as revenue the net present value of the future minimum lease payments or the cash received for prepaid lease arrangements. The cost basis of the transponder is charged to cost of sales. During the life of the lease, we recognize as interest income in each respective period, that portion of each periodic lease payment, if any, deemed to be attributable to interest. The balance of each periodic lease payment, representing principal repayment, is recognized as a reduction of the net investment in sales-type leases.
Note 8. Property, Plant and Equipment, page F-25
3. With reference to all applicable accounting literature, tell us and disclose what satellite transponder rights are, how they are created, and how you account for them.
Company Response
Satellite transponder rights represent the contractual rights to satellite transponder capacity for the economic life of the respective satellite on which the transponders are located. We have satellite transponder rights to three transponders on Satmex 5, four transponders on Satmex 6, (see further discussion of our satellite transponder rights on Satmex 5 and Satmex 6 in Comments 7 and 9) and the entire capacity of Telstar 10 (except for one C-band transponder). The agreements provide Loral with all the benefits and risks of ownership. Full consideration has been paid by Loral and there are no further amounts to be paid. Loral procures in-orbit insurance for the risks associated with such capacity.
Loral accounts for the satellite transponder capacity in accordance with SFAS 13 paragraph 7, cited above. As a result of meeting the criteria of paragraphs 7(c) and 7(d), the satellite transponder rights are classified as capital leases, included in fixed assets and depreciated over their estimated useful life.
Prospectively we will supplement our disclosure in Note 3, Basis of Presentation, Property, Plant and Equipment, by including the following:
Satellite transponder rights, representing the contractual right to satellite transponder capacity for the economic life of a satellite, are accounted for as capital leases, included in fixed assets and depreciated over their estimated useful life. Depreciation of satellite transponder rights is included in cost of satellite services.
4. We note you recognized $87 million in revenue during 2004 when Telstar 18 went into service as part of your agreement with APT. Addressing all applicable accounting literature, tell us about your evaluation of the accounting treatment when the satellite went into service and how you determined that sales-type lease accounting was proper.
Company Response
As discussed in Note 8, Property, Plant and Equipment, during 2003 our contractual arrangement with APT to jointly acquire Telstar 18 was amended to convert the arrangement from joint ownership of the satellite to a lease. Pursuant to the amended agreement, APT received the right to utilize 27 transponders on Telstar 18 for the life of the satellite. In September of 2004, Telstar 18 began commercial service and all the benefits of ownership and risk of loss pertaining to the 27 transponders were transferred to APT and $87 million of revenue was recognized. It should be noted that, at the inception of the lease, substantially all amounts due under the arrangement had been collected. In the event of failure of the satellite the only amounts recoverable from Space Systems/Loral, the manufacturer of the satellite, are in the form of a warranty payback. These warranty provisions are customary in the industry and represent a return of a relatively small portion of payments made by APT. APT procures its own in-orbit insurance to mitigate its risk of loss.
We evaluated whether the APT transaction is a lease pursuant to the guidance of EITF 01-08. As discussed in Comment 1 and concluded that it is a lease and should be accounted for in accordance with SFAS 13. We also evaluated the transaction using the criteria of SFAS 13, paragraphs 7 and 8, as cited in Comment 2 above.
As discussed in Comment 2 above, management considers if any one of the criteria of paragraph 7 of SFAS 13 is met and if both criteria of paragraph 8 are met. If such criteria are met, we classify the lease as a sales-type lease.
The criteria of paragraphs 7(a) are not met as the transfer of ownership, under the arrangement, may only occur in the event that necessary government approvals are obtained. Government approval is more than perfunctory and is not considered probable. The criteria of paragraph 7(b) are also not met as no purchase option exists within the arrangement. The criteria of paragraph 7(c) however are met as the term of the lease for the 27 transponders is for the entire economic life of the satellite which is approximately 15 years. The criteria of paragraph 7(d) are also met as the price paid by APT is equal to the pro rata portion of the fair value of the entire satellite attributable to the 27 transponders. In other words, the amount paid by APT at the inception of the lease equals or exceeds 90% of the fair value of the 27 transponders.
Paragraph 8(a) of SFAS 13 requires that the collectiblity of the minimum lease payments be reasonably predictable. This criterion is met as the full payment for the lease had been received at lease inception.
Evaluating the criteria of paragraph 8(b), specifically the uncertainty relating to unreimbursable costs to be incurred for warranty provisions or protecting the customer from obsolescence, we considered the guidance provided in SEC Staff Accounting Bulletin Topic 13-A.4(a), Revenue Recognition : Fixed or Determinable Sales Price, Question 1, Footnote 55. Footnote 55 provides minimum experience requirements for determining uncertainty relating to unreimbursable costs and states:
Paragraph 8 of Statement 48 notes various factors that may impair the ability to make a reasonable estimate of returns, including the lack of sufficient historical experience. The staff typically expects that the historical experience be based on the particular registrant’s historical experience for a service and/or class of customer. In general, the staff typically expects a start-up company, a company introducing new services, or a company introducing services to a new class of customer to have at least two years of experience to be able to make reasonable and reliable estimates.

Paragraph 8 of SFAS 48, referred to in Footnote 55, states:
8.     The ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next.  However, the following factors may impair the ability to make a reasonable estimate:
a.     The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand
b.     Relatively long periods in which a particular product may be returned
c.     Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise’s marketing policies or relationships with its customers
d.     Absence of a large volume of relatively homogeneous transactions
The existence of one or more of the above factors, in light of the significance of other factors, may not be sufficient to prevent making a reasonable estimate; likewise, other factors may preclude a reasonable estimate.
An evaluation of the paragraph 8 of SFAS 48 criteria follows:
a)	We are not responsible for technological obsolescence or changes in demand. Risks relating to external factors has been transferred to APT.

b)	There are no return provisions in the contract.

c)	Space Systems /Loral is a satellite manufacturer with many years of experience

d)	Although each satellite’s specifications are typically unique, they are all based on the same technology and manufacturing processes.
Based on this criteria we do not believe there were significant uncertainties surrounding the amount of unreimbursable costs and the criteria of paragraph 8(b) of SFAS 13 were met.
As a result of meeting two of the criteria of paragraph 7 of SFAS 13 and both criteria of paragraph 8 of SFAS 13, it was determined that sales-type lease accounting was appropriate for the lease of the 27 transponders to APT.
Note 9. Investments and Advances to Affiliates, page F-27
5. We note your disclosure that you account for your 56% investment in XTAR under the equity method of accounting as a result of the fact that you do not control certain significant operating decisions. Addressing the applicable paragraphs of FIN 46R, please provide us with your analysis as to whether or not XTAR is a VIE and, if so, whether or not you are the primary beneficiary.

Company Response
XTAR is not a variable interest entity (“VIE”) and accordingly we have accounted for our investment in XTAR under the equity method of accounting.
At the time of our adoption of FIN 46R in 2004, XTAR was a development stage enterprise, and did not meet the definition of a business as contained in Appendix C of FIN 46R. Accordingly, there was no scope exception for XTAR under paragraph 4(h) of FIN 46R.
An entity is a variable interest entity if any of the conditions of paragraph 5 of FIN 46R exist. Paragraph 5 of FIN 46R states:
5.     An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:
a.     The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.  For this purpose, the total equity investment at risk:
(1)     Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights
(2)     Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities
(3)     Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor
(4)     Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.
Paragraphs 9 and 10 discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support.
b.     As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1)     The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.  The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).
(2)     The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.
(3)     The right to receive the expected residual returns of the entity.  The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.
c.     The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.  For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.
Our analysis of the conditions of paragraph 5 as they pertained to XTAR as of the adoption date of FIN 46R are as follows:
5a. Paragraph 11 of FIN 46R provides that “a development stage entity does not meet the condition in paragraph 5(a) if it can be demonstrated that the equity invested in the entity is sufficient to permit it to finance the activities it is currently engaged in (for example, if the entity has already obtained financing without additional subordinated financial support) and provisions in the entity’s governing documents and contractual arrangements allow additional equity investments. XTAR’s development stage activities consisted of two phases: 1) the designing and building of an X-band satellite, and 2) the launch and in-orbit test of the satellite. Commercial operations of XTAR commenced upon completion of the second development stage (launch and in-orbit test of the satellite) during 2005 and XTAR was no longer considered a development stage enterprise. As of March 31, 2004, XTAR was engaged in the first phase of its development activities and had recorded construction in process of $82.2 million. The total expected cost pursuant to the contracts for the satellite (not including orbital incentives) and ground equipment was $94.1 million. XTAR had received actual shareholder capital contributions of $92.1 million and had equity contribution commitments that were tied to the achievement of satellite construction milestones totaling $105.6 million. XTAR had sufficient equity to finance the activities it was currently engaged in and accordingly was not a VIE under paragraph 5a of FIN 46R.

5b. Loral and Hisdesat (the other investor in XTAR) through their respective voting rights make all decisions about XTAR’s activities. While Loral holds a majority of the voting rights, Hisdesat has minority veto rights, which are substantive participating rights as described in EITF 96-16. Together as a group Loral and Hisdesat have the power to control XTAR. Loral and Hisdesat absorb all of XTAR’s losses and they are not protected from the expected losses, nor are there any guarantees of returns by any other party. Loral and Hisdesat have the right to receive expected residual returns of XTAR. The governing documents do not cap the investors’ return. Accordingly, XTAR was not a VIE under paragraph 5b of FIN 46R.
5c. The voting rights of Loral and Hisdesat are proportional to their obligation to absorb the expected losses of XTAR. The activities of XTAR neither involve nor are conducted by an investor with disproportionately few voting rights. Accordingly, XTAR was not a VIE under paragraph 5c of FIN 46R.
As a result of not meeting any of the conditions in paragraph 5, XTAR was not considered to be a VIE upon Loral’s adoption of FIN 46R and therefore further analysis under FIN 46R was not required.
In March 2005, XTAR completed the in-orbit test of its satellite and commenced commercial operations. This constituted a reconsideration event under paragraph 7 of FIN 46R and the conditions in paragraph 5 were re-analyzed as of March 2005.
Our analysis of the conditions of paragraph 5 as they pertained to XTAR as of March 31, 2005 was as follows:
5a. As of March 31, 2005, XTAR had equity at risk of approximately $96 million, secured debt of approximately $30 million and had accumulated losses of approximately $10 million. XTAR’s equity investment at risk was approximately 74% of XTAR’s assets at March 31, 2005 and at such date it was not expected that its activities would require additional subordinated financial support. Accordingly, XTAR had sufficient equity at risk to finance its activities and was not a VIE under paragraph 5a of FIN 46R at the reconsideration date.
5b. In January 2005, Hisdesat provided XTAR with a convertible loan in the amount of $10.8 million, for which it received additional participating governance rights in XTAR. Loral and XTAR through their respective voting rights still make all decisions about XTAR’s activities.
Loral and Hisdesat still absorb all of XTAR’s losses and they are not protected from the expected losses, nor are there any guarantees of returns by any other party.
XTAR agreed to lease certain transponders on Hisdesat’s Spainsat satellite. Hisdesat may be entitled under certain circumstances to a share of the revenues generated from the use of the Spainsat transponders. However, the revenue sharing agreement does not result in the equity investor’s return being capped. Accordingly, XTAR was not a VIE under the conditions of paragraph 5b of FIN 46R.

5c. There were no changes to the facts reviewed initially and accordingly at the reconsideration date XTAR was not a VIE under the conditions of paragraph 5c of FIN 46R.
As a result of not meeting any of the conditions in paragraph 5, XTAR was not considered to be a VIE upon the reconsideration event and therefore further analysis under FIN 46R was not required.
6. In regard to your 49% investment in Satmex as of December 31, 2005 through November 30, 2006, we note that you were not otherwise committed to provide further financial support for Satmex, but tell us whether you had guaranteed any obligations of Satmex until they emerged from bankruptcy on November 30, 2006. If you did guarantee obligations tell us how you accounted for them.
Company Response
We did not guarantee any obligations of Satmex prior to its emergence from bankruptcy on November 30, 2006, nor have we guaranteed any obligations of Satmex subsequent to November 30, 2006.
7. Please refer to the first paragraph on page F-30. With a view towards clarifying the policy disclosure, tell us how you accounted for the “Satmex 6 lease" exchanged between Satmex and Loral and tell us how you valued the lease and the consideration conferred by Loral. Also explain to us the accounting implications, if any, of assigning the rights of the Satmex 6 lease to SS/L from LSCC. Please reference all applicable accounting literature and consider providing journal entries to clearly show how the arrangement is being accounted for.
Company Response
Space Systems/Loral manufactured Satmex 6 for Satmex, and Satmex, during the construction of the satellite experienced financial difficulties and filed for bankruptcy. Space Systems/Loral had written off long-term receivables associated with this contract as a result of Satmex’s financial status. These receivables totaled approximately $23 million of which $15 million represented the present value of orbital incentives and $8 million represented the present value of an end of life bonus. These write-offs resulted in the contract being in a loss position. The Settlement Agreement between Loral and Satmex was required to enable Satmex to launch Satmex 6 as well as resolve other business issues between Loral and Satmex.
On June 14, 2005 we entered into a Settlement Agreement with Satmex. The Settlement Agreement required a net cash settlement of $ 3.7 million by Loral to resolve certain issues. In addition the Settlement Agreement provided for the lease, without further consideration, of four transponders on Satmex 6 to Loral to compensate Loral for the long-term receivables related to the orbital incentives and end of life bonus. The Settlement Agreement was approved by the Bankruptcy Court overseeing Loral’s Chapter 11 filing on July 26, 2005 and became effective on August 25, 2005. Accordingly, in the third quarter of 2005 we recognized the effects of the cash components of the Settlement Agreement in our financial statements. However, the recognition of the lease was delayed until its approval by the Bankruptcy Court overseeing Satmex’s Chapter 11 filing as required under the Settlement Agreement, as it represented a gain contingency and, in accordance with SFAS 5, could not be recognized until realized.
Upon approval by the Bankruptcy Court overseeing the Satmex Chapter 11 filing, the lease was considered realized and the effects of that aspect of the Settlement Agreement were recorded in our financial statements. Costs incurred, or to be incurred, by Space Systems/Loral to fulfill the revised construction contract were provided for in our contract accounting of Satmex 6, similar to other contracts. The following issues were considered in accounting for the Satmex 6 lease:
a. Is the settlement with Satmex a troubled debt restructuring?
b. What value should be assigned to record the Satmex 6 lease?
c. How should the Satmex 6 lease be recorded in our financial statements?
In evaluating whether the granting of the lease pursuant to the Settlement Agreement constituted a troubled debt restructuring we considered the provisions of SFAS 15 which states that:
“2. A restructuring of a debt constitutes a troubled debt restructuring for purposes of this Statement if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider. That concession either stems from an agreement between the creditor and the debtor or is imposed by law or a court.  For example, a creditor may restructure the terms of a debt to alleviate the burden of the debtor’s near-term cash requirements, and many troubled debt restructurings involve modifying terms to reduce or defer cash payments required of the debtor in the near future to help the debtor attempt to improve its financial condition and eventually be able to pay the creditor.  Or, for example, the creditor may accept cash, other assets, or an equity interest in the debtor in satisfaction of the debt though the value received is less than the amount of the debt because the creditor concludes that step will maximize recovery of its investment..”
3.     Whatever the form of concession granted by the creditor to the debtor in a troubled debt restructuring, the creditor’s objective is to make the best of a difficult situation.  That is, the creditor expects to obtain more cash or other value from the debtor, or to increase the probability of receipt, by granting the concession than by not granting it.
4.     In this Statement, a receivable or payable (collectively referred to as debt) represents a contractual right to receive money or a contractual obligation to pay money on demand or on fixed or determinable dates that is already included as an asset or liability in the creditor’s or debtor’s balance sheet at the time of the restructuring.  Receivables or payables that may be involved in troubled debt restructurings commonly result from lending or borrowing of cash, or selling or purchasing goods or services on credit.  Examples are accounts receivable or payable, notes, debentures and bonds

(whether those receivables or payables are secured or unsecured and whether they are convertible or nonconvertible), and related accrued interest, if any....”
The orbital incentives and end of life bonus payments were contractual rights pursuant to the Satmex 6 satellite construction contract that were recorded in the balance sheet of Space Systems/Loral at the time Satmex declared bankruptcy.
In EITF 02-04, paragraph 9, the task force reached a consensus that if a debtor has declared bankruptcy it is an indicator that the debtor is experiencing financial difficulties.
As a result, we believe that the Settlement Agreement meets the definition of a troubled debt restructuring.
In determining the value to be utilized to record the Satmex 6 lease we considered the guidance of paragraphs 28 and 29 of SFAS 15 which state:
A creditor that receives from a debtor in full satisfaction of a receivable either (i) receivables from third parties, real estate, or other assets or (ii) shares of stock or other evidence of an equity interest in the debtor, or both, shall account for those assets (including an equity interest) at their fair value at the time of the restructuring (see paragraph 13 for how to measure fair value).    A creditor that receives long-lived assets that will be sold from a debtor in full satisfaction of a receivable shall account for those assets at their fair value less cost to sell, as that term is used in paragraph 34 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.
After a troubled debt restructuring, a creditor shall account for assets received in satisfaction of a receivable the same as if the assets had been acquired for cash.
As a result of this guidance we concluded that the Satmex 6 lease should be recorded at the fair value of the four transponders subject to the lease. The fair value of the four transponders on Satmex 6 subject to the lease was derived by applying an income approach using a discounted cash flows methodology. This is consistent with the process and methodology that was used to determine the fair value of our satellite assets (including the value of the three transponders in the Satmex 5 lease) in connection with our adoption of Fresh Start Accounting as of October 1, 2005.
The fair value of the Satmex 6 lease derived by applying the income approach was approximately $20 million
As discussed above, the Satmex 6 contract was in a loss position as a result of the write-off of the long-term receivables. The receipt of the Satmex 6 lease, based on the fair value of the four transponders, resulted in a margin of approximately $1 million on the Satmex 6 construction contract. However, as the Satmex 6 lease will be an internal use satellite, utilized to provide fixed satellite services to Loral Skynet’s customers, we do not believe the earnings process has been completed related to the $1 million margin and is not realized until such capacity is leased to external customers. Accordingly, we have deferred recognition of the margin until such time as it is realized.
We recorded the following upon approval of the Satmex Bankruptcy Court to recognize the Satmex 6 lease ($ in millions):

Dr. Satmex 6 transponder rights	20
Cr. Cost of Sales — Satellite Manufacturing		19
Cr. Deferred revenue		1
In accordance with the Settlement Agreement, the Satmex 6 lease was provided to LSCC, the parent company of Space Systems/Loral. This was done for convenience and upon emerging from bankruptcy on November 21, 2005, LSCC assigned its rights under the Satmex 6 lease to Space Systems/Loral. There are no accounting implications as a result of this inter-company assignment.
8. Explain to us what reserves and accruals needed to be reversed upon approval by the Bankruptcy Court of the Settlement Agreement which led to you recognizing $4.6 million in income during the third quarter of 2005.
Company Response
Loral Skynet leased satellite capacity to Satmex and also leased satellite capacity from Satmex. However, Satmex disputed certain amounts owed to Loral Skynet in the aggregate amount of $6.0 million, of which only $1.6 million was recorded. Due to their doubtful collectibility, Loral Skynet had reserved for $1.6 million of the disputed amounts and had not recorded the additional $4.4 million, as collection of such amounts was not probable at the time those services were rendered. Loral Skynet, in turn, had withheld payment to Satmex for the use of satellite capacity leased from Satmex, pending resolution of the $6.0 million receivable from Satmex, but had accrued for its contractual obligation amounting to $3.0 million. Prior to the Settlement Agreement, Loral Skynet had a payable on its books of $3.0 million and an allowance for bad debts of $1.6 million. The reversal of the receivable reserve of $1.6 million (the receivable was offset against amounts owed by SS/L to Satmex in the settlement) and the reversal of the accrual for capacity leased from Satmex of $3.0 million (which was not required to be paid as a result of the settlement), represents the $4.6 million recognized in income as a result of the approval of the Settlement Agreement by the Bankruptcy Court.
9. Please refer to the second paragraph on page F-30. With a view towards clarifying policy disclosure regarding four transponders in the “Satmex 6 lease” and the three transponders in the “Satmex 5” lease, explain to us in greater detail how you accounted for the conversion from a lease to “Property right” under Mexican law. Your response should include a discussion as to how you fair valued the transponders subsequent to the conversion. Also discuss the accounting for what appears to be an inter-company transfer of assets when SS/L assigned the rights to the “Satmex 6 usufructo” to Loral Skynet. Please reference all applicable accounting literature and consider providing journal entries to clearly show how the arrangements are being accounted for,

Company Response
Pursuant to the terms of the Satmex 5 and Satmex 6 transponder lease agreements entered into with Satmex in June 2005, in addition to the lease rights to the subject transponders provided thereunder, Satmex was required to use its best efforts to transfer title of the subject transponders to Loral, and pending such transfer of title, to use its best efforts to grant to Loral a security interest in the subject transponders. In connection with the negotiations surrounding Satmex’s emergence from bankruptcy in November 2006, Loral agreed to terminate the Satmex 5 and Satmex 6 transponder lease agreements, and in return Satmex would grant to Loral a usufructo with respect to the Satmex 5 and Satmex 6 transponders. A usufructo is a Mexican in rem right of use in the subject property, and runs for the life of the property. Accordingly, it is Loral’s view that the rights afforded to Loral under the usufructo agreements are substantially equivalent to those of a lessee with a security interest in the property that is the subject of the leasehold interest and no accounting recognition was given to the conversion. Under either the lease scenario or the usufructo Loral is entitled to the use of the transponders for the life of the satellite.
Upon assigning the rights to the Satmex 6 lease to Loral Skynet for consideration of $20 million, Space Systems/Loral recorded the following ($ in millions):

Dr. Cash	20
Cr. Satmex 6 lease transponder rights	20
Loral Skynet recorded the following ($in millions):

Dr. Fixed assets — Satmex 6 lease transponder rights	20
Cr. Cash	20
The basis of the transaction was the fair value of the Satmex 6 lease. Loral Skynet was required to purchase these transponders at fair value due to certain covenants of Loral Skynet’s outstanding debt and preferred stock at Loral Skynet. Due to the fact that the transaction was at fair value we did not believe that there were any accounting implications to the consolidated financial statements of Loral.
Note 19. Commitments and Contingencies, F-47
10. In regards to the Telesat transaction described on page F-49, we note that in December of 2006 you entered into a series of transactions that will make you a 64% holder of the economic interest in Holdings, the ultimate parent company of new Telesat. However, the arrangement will only give you a total voting power of 33 1/3%, with PSP and other Canadian investors having 66 2/3% of the voting power of Holdings. With reference to all applicable accounting literature, tell us how you plan to account for these series of transactions.
Company Response
We have analyzed the following accounting issues relating to the Telesat transaction:
-Consolidation or equity method accounting for new Telesat
-Divestiture accounting for Loral Skynet
-Discontinued operations accounting for Loral Skynet
Consolidation or equity method accounting for new Telesat

The new entity will not qualify for a scope exception as a result of paragraph 4(h)(1) of FIN 46R, which states:
h. An entity that is deemed to be a business under the definition in Appendix C need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):
(1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.
Loral participated significantly in the design of new Telesat and it is not a joint venture that is under joint control of Loral and one or more independent parties pursuant to the guidance provided in a speech given in January 1993 at the AICPA National Conference on Current SEC Developments by a Professional Accounting Fellow and the guidance provided in the advisory conclusion of AcSEC Issues Paper, Joint Venture Accounting, July 1979. Accordingly, this transaction falls within the scope of FIN 46R.
We reviewed the conditions in paragraph 5 of FIN 46R, cited above in Comment 5, to determine if new Telesat would be a VIE.
5a. To determine whether we met the condition of having sufficient equity at risk to finance the activities of new Telesat we performed an expected loss analysis. Based on this quantitative assessment, the equity at risk is sufficient as the expected losses are less than the equity investment at risk.
Accordingly, the 5a condition is not met.
5b. The holders of the equity investment at risk, Loral and PSP, through their voting rights, can make decisions about new Telesat’s activities. Therefore, the condition of 5b.(1) is not met.
Paragraphs 5b.(2) and 5b.(3) require that ,as a group, the investors have the obligation to absorb losses and the right to receive the expected residual returns. Loral and PSP have this obligation and the right through their common shares and participating preferred shares.
Accordingly, the conditions of 5b are not met.
5c. For an entity to be considered a VIE pursuant to this paragraph, the voting rights of some investors are not proportional to their obligations to absorb the expected losses and substantially all of the entity’s activities involve or are conducted on behalf of an investor that has disproportionately few voting rights. Although Loral’s and PSP’s voting rights are not proportional to their obligations to absorb the expected losses and Loral has disproportionately few voting rights, the activities of new Telesat do not substantially involve and are not conducted on behalf of either investor. New Telesat’s activities will primarily be the leasing of satellite capacity on its satellite fleet to unaffiliated third party customers, and neither Loral nor PSP are engaged in this activity in any substantial way, except through their investment in New Telesat and Loral’s investment in XTAR. Loral’s primary business activity, subsequent to the contribution of Loral Skynet, will be the manufacture of satellites and PSP manages Canadian public sector pension assets. New Telesat is not expected to be a major customer of Loral. Loral will have the right to bid on New Telesat’s future satellite procurements but will have to recuse itself from Board voting deliberations on the awarding of the contract.
Accordingly, the 5c condition is not met.
As a result of not meeting the conditions of paragraph 5, New Telesat does not qualify as a VIE pursuant to the provisions of FIN 46R.
Paragraph 2 of ARB 51 states:
2. The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation. However, there are exceptions to this general rule. A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner....
Loral will not control New Telesat’s Board and cannot unilaterally make significant operating decisions. Therefore, control will not rest with Loral and it should not consolidate New Telesat.
Paragraph 17 of APB 18 states, in part:
17. The Board concludes that the equity method of accounting for an investment in common stock should also be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee....
Loral’s Board representation and protective rights will give it the ability to exercise significant influence over operating and financial policies of New Telesat, as discussed in APB 18.
As a result of our analysis we have concluded that the consolidation of New Telesat is not appropriate because it does not meet the conditions of paragraph 5 of FIN 46R, and is subject to the exception of paragraph 2 of ARB 51. New Telesat should be accounted for by Loral using the equity method of accounting because Loral has the ability to exercise significant influence over operating and financial policies of New Telesat, as discussed in APB18.
Divestiture accounting for Loral Skynet

Question 1 of SAB Topic 5E discusses divestitures of a subsidiary and states:
In assessing whether the legal transfer of ownership of one or more business operations has resulted in a divestiture for accounting purposes, the principal consideration must be an assessment of whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty.
When the facts and circumstances are such that there is a continuing involvement by the seller in the business, recognition of the transaction as a divestiture for accounting purposes is questionable. Such continuing involvement may take the form of effective veto power over major contracts or customers, significant voting power on the board of directors, or other involvement in the continuing operations of the business entailing risks or managerial authority similar to that of ownership.
... ... the seller’s continuing involvement in the business and the presence of certain of the other factors cited evidence the fact that the seller has not been divorced from the risks of ownership. Accounting for this proposed transaction as a divestiture—even with deferral of the “gain”-does not reflect its economic substance and therefore is not appropriate.
Loral will have continuing involvement in Loral Skynet through Loral’s ownership of a 64% economic interest, its Board representation, and protective rights in New Telesat. However, Loral will only have a 64% economic interest in New Telesat, as compared to its 100% interest in Loral Skynet prior to the transaction. Accordingly, Loral has effectively divested itself of 36% of its ownership in Loral Skynet as it does not have continuing involvement in that portion.
EITF 01-2 Issue 1(b) states:
10. The Task Force discussed whether a controlled business that is surrendered in a nonmonetary exchange meets the definition of a productive asset in paragraph 3(e) of Opinion 29 but did not reach a consensus. The SEC Observer reiterated the SEC staff position that a consolidated business does not constitute a productive asset as defined in paragraph 3(e) of Opinion 29. As a result, transactions by SEC registrants that involve the exchange of a business for any nonmonetary asset(s), including an equity method investment that is not an interest in a joint venture, are not exchanges of productive assets and must be accounted for at fair value unless fair value is not determinable within reasonable limits. The SEC Observer expects this guidance to be applied prospectively to transactions committed to after September 21, 2000.
EITF 01-2 Issue 6 discusses situations when nonmonetary exchanges are required to be accounted for at fair value and states:
......If the fair value of the asset(s) given up (or of the ownership interest received if that asset’s fair value is more readily determinable) is greater than its carrying value, then (a) a gain in the amount of that difference should be recognized if the entity accounts for the ownership interest received using the cost method, or (b) a partial gain should be recognized if the entity accounts for the ownership interest received using the equity method. The partial gain should be calculated as the amount described in (a), above, less the portion of that gain represented by the economic interest (which may be different from the voting interest) retained....
Loral expects to recognize a gain on the contribution of Loral Skynet based on the fair value ascribed to the Loral Skynet business in the transaction as compared to Loral’s carrying value and in accordance with the the guidance of EITF 01-2. The gain to be recognized will be limited to the 36% interest no longer retained in Loral Skynet. It should be noted that PSP’s cash equity contributions to New Telesat will be in excess of the gain to be recognized by Loral.
Discontinued operations accounting for Loral Skynet
This issue is discussed below in Comment 11.
11. We also note that you plan to transfer Loral Skynet’s assets and liabilities to new Telesat. Tell us whether you have analyzed the transaction and determined whether or not to apply discontinued operations accounting in accordance with paragraph 42 of SFAS 144. See also EITF 03-13.
Company Response
We have analyzed the contribution of Loral Skynet’s assets and liabilities to new Telesat to determine whether the application of discontinued operations accounting is appropriate and, based on the guidance of paragraph 42 of SFAS 144 and paragraphs 9 and 11a of EITF 03-13, determined that discontinued operations accounting should not be applied.
Paragraph 42 of Statement 144 states:
The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.
Paragraph 9 of EITF 03-13 states:
If the operations and cash flows of a disposed component have been (or will be) eliminated from the ongoing operations of an entity as a result of a disposal transaction (see paragraphs 4-8 for guidance on making that determination), an entity should evaluate whether the ongoing entity will have significant continuing involvement in the operations of the component after the disposal transaction. The Task Force reached a consensus on Issue 2 that continuing involvement in the operations of the disposed component provides the ongoing entity with the ability to influence the operating and (or) financial policies of the disposed component. The retention of risk or the ability to obtain benefits should be considered in the overall evaluation of whether the ongoing entity has the ability to influence the operating and (or) financial policies of the disposed component. However, the retention of risk or the ability to obtain benefits associated with the ongoing operations of the disposed component does not indicate by itself that the ongoing entity has the ability to influence the operating and (or) financial policies of the disposed component resulting in continuing involvement. An interest in the disposed component or the existence of a contractual arrangement or other type of arrangement with the disposed component should be evaluated to determine whether the ongoing entity has continuing involvement with the disposed component.
     Paragraph 11a of EITF 03-13 states:
     The following factors, among others, should be considered in evaluating whether continuing involvement constitutes significant continuing involvement:
a. The ongoing entity retains an interest in the disposed component sufficient to enable the ongoing entity to exert significant influence over the disposed component’s operating and financial policies. Interests other than common stock or in-substance common stock may provide the ongoing entity with significant influence over the disposed component’s operating and financial policies. A cost method investment in common stock or in-substance common stock alone would not be considered significant continuing involvement.
As a result of our 1) 64% economic interest in New Telesat, 2) our representation on the Board of Directors (Loral will appoint 3 of 10 Board members), and 3) our protective rights which require our approval of key actions of New Telesat, Loral will be in a position to exert significant influence over operating and financial policies of New Telesat, as discussed in EITF 03-13. As such, Loral will have significant continuing involvement in Loral Skynet and will not satisfy the paragraph 42b requirement of SFAS 144. Accordingly, discontinued operations accounting should not be applied.
Note 21. Related Party Transactions, F-65
12. In future filings, since you do not separately disclose on the face of the financial statements the amounts recognized from related parties, include a discussion of all related party transactions in one footnote. In this regard, we note that you disclose the amount of revenues and expenses recognized from your equity method affiliates in your investment note, but do not discuss the nature and amount of these transactions in your related party footnote. Additionally, tell us and disclose in future filings, a more detailed description of the nature of your relationship with each of the related parties currently disclosed in the footnote, including with MHR Fund Management LLC, in accordance with paragraphs 2a and 2d of SFAS 57.

Company Response
We note the Staff’s comment and in the future will summarize all related party transactions in one footnote. With regards to our equity investees, the nature of our relationships are described in Note 9.
With regards to MHR, various funds affiliated with MHR hold, as of December 31, 2006, approximately 35.8% of the outstanding common stock of Loral, $56.2 million (44.6%) of the Loral Skynet Notes and $81.1 million (37.9%) of the Loral Skynet Preferred Stock. During 2006, Loral paid these MHR funds $5.1 million of interest and $5.9 million of dividends (of which $0.5 million was paid in cash and $5.4 million paid in the form of additional shares of Loral Skynet Preferred Stock), related to their holdings of the Loral Skynet Notes and the Loral Skynet Preferred Stock, respectively.
As of August 31, 2007, various funds affiliated with MHR also hold preferred stock of Loral (issued in February 2007, see Note 23 to the December 31, 2006 financial statements) which, if converted to common stock, would represent, when taken together with holdings by MHR or its affiliated funds of common stock of Loral at such time, approximately 57.1% of the common stock of Loral. However, the terms of the preferred stock are designed so that, prior to certain change of control events of Loral, any shares of common stock issuable to MHR or its affiliated funds upon conversion of such preferred stock, when taken together with holdings by MHR or its affiliated funds of common stock of Loral at such time, will not represent more than 39.999% of the aggregate voting power of the securities of Loral. Three of the managing principals of MHR are members of Loral’s board of directors and MHR has the right, which it has not exercised, to nominate one additional member to Loral’s board.
With respect to the other related parties disclosed in Note 21, we have no ownership interest in any of these entities. Our disclosure discusses business relationships Loral has with entities owned or managed by our former chief executive officer and certain former directors.
* * *
In connection with our responding to your comments, we acknowledge that:
• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call the undersigned at 212-338-5359 and 212-338-5229.

Sincerely,

/s/ RICHARD J. TOWNSEND Richard J. Townsend Executive Vice President & Chief Financial Officer

/s/ HARVEY B. REIN Harvey B. Rein Vice President & Controller

cc:	George Rough, Deloitte & Touche